Exhibit 4.10

APPENDIX I

PEMBINA UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

In connection with a proposed plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta) (the “ABCA”) involving, among others, Veresen Inc. (“Veresen”), the holders (“Veresen Common Shareholders”) of common shares in the capital of Veresen (the “Veresen Common Shares”), and the holders (“Veresen Preferred Shareholders” and together with the Common Shareholders, the “Veresen Shareholders”) of the cumulative redeemable preferred shares, series A, B, C, D, E and F, of Veresen (collectively, “Veresen Preferred Shares”) and Pembina Pipeline Corporation (“Pembina”), the following unaudited pro forma condensed combined financial information, referred to herein as the pro forma financial information, presents the effect of the Arrangement on the combined historical financial statements of Veresen and Pembina.

Veresen and Pembina entered into an arrangement agreement dated May 1, 2017 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement and the accompanying Arrangement, Pembina will acquire all of the issued and outstanding Veresen Common Shares. Pursuant to the Arrangement, Veresen Common Shareholders will receive (i) 0.4287 common shares in the capital of Pembina (each one share, a “Pembina Common Share”) or (ii) $18.65 in cash, for each Veresen Common Share held, subject to pro-rationing based on maximum share consideration of 99,500,000 Pembina Common Shares and maximum cash consideration of $1,522,500,000. Immediately following completion of the Arrangement, assuming full pro-rationing and the issuance of the maximum number of Pembina Common Shares and maximum cash consideration, former Veresen Common Shareholders are anticipated to own approximately 20% of the combined entity and current holders of Pembina Common Shares are anticipated to own approximately 80% of the combined entity. The Arrangement is currently anticipated to be completed in the second half of 2017, subject to the satisfaction of customary closing conditions, including receipt of the Required Regulatory Approvals (as defined below), approval by the Court of Queen’s Bench of Alberta and approval by the Veresen Common Shareholders of a resolution approving the Arrangement (the “Common Shareholder Resolution”) by at least 66 2/3% of the votes cast by Veresen Common Shareholders, present in person or represented by proxy at a special meeting of the Common Shareholders to be held on July 11, 2017 (the “Common Shareholder Meeting”). The pro forma information has been prepared using the assumption that full pro-rationing will occur and the maximum number of Pembina Common Shares will be issued and the maximum amount of cash consideration paid pursuant to the Arrangement.

In addition, Veresen will be seeking approval of the Veresen Preferred Shareholders to effect the exchange of the Veresen Preferred Shares for preferred shares of Pembina with the same terms and conditions as the outstanding Veresen Preferred Shares. For such exchange to occur at closing of the Arrangement, a resolution of the Veresen Preferred Shareholders approving the Arrangement (the “Preferred Shareholder Resolution”) must be approved by at least 66 2/3% of the votes cast by Veresen Preferred Shareholders, voting as one class, present in person or represented by proxy at a special meeting of Veresen Preferred Shareholders to be held on July 11, 2017 (the “Preferred Shareholder Meeting”). Closing of the Arrangement is not conditional on the approval of the Veresen Preferred Shareholder Resolution; however the exchange of Veresen Preferred Shares has been assumed in the pro forma information. Completion of the Arrangement is subject to approval of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange, as applicable, for the listing of the Pembina Common Shares and (subject to the Preferred Shareholder Resolution receiving the requisite approvals) the preferred shares of Pembina issuable pursuant to the Arrangement, approval under the Competition Act and the Canada Transportation Act and will be subject to the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Required Regulatory Approvals”).

The pro forma financial information described below gives pro forma effect to the Arrangement in accordance with Section 8.4(7) of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”) by applying pro forma adjustments to Veresen’s and Pembina’s historical consolidated financial statements, which are incorporated by reference into the management information circular of Veresen in relation to the Common Shareholder Meeting and the Preferred Shareholder Meeting, dated June 5, 2017 (the “Circular”). The pro forma financial information has been derived from the respective historical consolidated financial statements of Veresen and Pembina, along with certain adjustments and assumptions made to give effect to the Arrangement. Adjustments in accordance with NI 51-102 include only adjustments to conform Veresen’s financial statement amounts to Pembina’s accounting policies and adjustments for those pro forma events that are (a) directly attributable to the Arrangement for which there are firm commitments and (b) for which the complete financial effects are objectively determinable. No adjustments have been made to eliminate non-recurring effects of the Arrangement that are not expected to continue in future periods, to eliminate discontinued operations or to adjust the related assets or liabilities associated with assets held for sale. The pro forma adjustments are based upon available information and certain assumptions that management of Veresen and Pembina each believe are reasonable under the circumstances.

The Arrangement is more particularly described and set forth in the Circular accompanying the pro forma financial information.

The pro forma financial information presents the combined effect on the historical statements and provides the following resulting information:

Historical Information of Veresen and Pembina	Historical Dates and Giving Effect	Resulting Information
Consolidated statements of financial position	As at March 31, 2017	Unaudited pro forma condensed combined statement of financial position, referred to as the pro forma statement of financial position

Consolidated statements of earnings	For the year ended December 31, 2016; and for the three months ended March 31, 2017	Unaudited pro forma condensed combined statements of earnings, referred to as the pro forma statements of earnings. Fair value adjustments to net assets acquired at March 31, 2017 have been applied to an assumed acquisition date of January 1, 2016 for purposes of the pro forma statements of earnings

The pro forma financial information is presented for illustrative purposes only and does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, further acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of what Pembina’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated, nor does it purport to project Pembina’s future financial position or results of operations for any future period or as of any future date. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated.

The Arrangement shall constitute a “change in control” for purposes of the applicable Veresen long term incentive and executive employment plans and, as a result, units outstanding under these plans will vest and, together with payments due under the executive employment agreements, be settled in cash immediately prior to the effective time of the Arrangement. The pro forma financial information recognizes these payments.

All pro forma adjustments and their underlying assumptions are described more fully in the notes to this pro forma financial information. The pro forma financial information should be read in conjunction with the following:

(a)	The accompanying notes to the unaudited pro forma condensed combined financial information;

(b)	The audited consolidated financial statements of Veresen as at and for the year ended December 31, 2016 and the related notes;

(c)	The unaudited interim consolidated financial statements of Veresen as at and for the three months ended March 31, 2017 and the related notes (collectively with item (b), “Veresen’s historical financial statements”);

(d)	The audited consolidated financial statements of Pembina as at and for the year ended December 31, 2016 and the related notes; and,

(e)	The unaudited interim condensed consolidated financial statements of Pembina as at and for the three months ended March, 2017 and the related notes (collectively with item (d), “Pembina’s historical financial statements”).

PEMBINA PIPELINE CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As at March 31, 2017

	Historical		Pro Forma	Note 4	Combined
	Pembina	Veresen(1)	Adjustments	Reference(s)	Pro Forma
(in millions of Cdn dollars)
Assets
Current Assets
Cash and cash equivalents	36	163	(41)	b(iv)	158
Trade receivable and other	463	29			492
Distributions receivable		65			65
Derivative financial instruments	6				6
Inventory	123				123
Assets held for sale		779			779

Total current assets	628	1,036	(41)		1,623
Non-current assets
Property, plant and equipment	12,002	315	12	b(iii)	12,329
Intangible assets and goodwill	2,826	45	3,617	b(i)	6,488
Investments in jointly-controlled businesses	131	1,535	1,804	b(ii)	3,470
Investments held at cost		1,804	(1,804)	b(ii)
Deferred tax assets	27				27
Other receivables	11	5			16

Total Assets	15,625	4,740	3,588		23,953

Liabilities
Current liabilities
Trade payables and accrued liabilities	774	51	79	b(iv)	904
Taxes payable	4	10			14
Dividends payable	64	26			90
Loans and borrowings	6	4			10
Derivative financial instruments	10				10
Liabilities associated with assets held for sale		173			173

Total current liabilities	858	264	79		1,201
Non-current liabilities
Loans and borrowings	4,333	1,425	1,560	b(i)	7,318
Convertible debentures	144				144
Derivative financial instruments	57				57
Employee benefits	39				39
Deferred revenue	88				88
Decommissioning provision	504		12	b(iii)	516
Deferred tax liabilities	1,175	223	(32)	b(v)	1,366
Other liabilities		47			47

Total Liabilities	7,198	1,959	1,619		10,776

Equity
Common share capital	8,935	3,482	846	b(i)	13,263
Preferred share capital	1,509	536	(26)	b(i)	2,019
Deficit	(2,005)	(1,527)	1,439	b(i), b(iv), b(vi)	(2,093)
Additional paid in capital		28	(28)	b(i)
Accumulated other comprehensive income	(12)	262	(262)	b(i)	(12)

Total Equity	8,427	2,781	1,969		13,177

Total Liabilities and Equity	15,625	4,740	3,588		23,953

(1)	The financial information in this column has been derived from Veresen’s historical financial statements as at March 31, 2017 with certain reclassifications as described in further detail in Note 6.

See the accompanying notes to this Unaudited Pro Forma Condensed Combined Financial Information, which are an integral part of this pro forma financial information.

PEMBINA PIPELINE CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Earnings

For the year ended December 31, 2016

	Historical		Pro Forma	Note 4	Combined
	Pembina(1)	Veresen(1)	Adjustments	Reference(s)	Pro Forma
(in millions of Cdn dollars)
Revenue	4,265	53			4,318
Cost of sales	3,193	29			3,222
Loss on commodity related financial derivative instruments	(71)				(71)

Gross Profit	1,001	24			1,025
General and administrative	195	52			247
Other income	(1)				(1)
Project development		133			133

Results from operating activities	807	(161)			646
Asset impairment loss		103	(103)	c(iii)
Net finance costs	153	37	27	c(i), c(ii)	217

Earnings (loss) before equity income and income tax	654	(301)	(76)		429

Equity income	1	149	71	c(ii), c(iv), c(v), c(vi)	221
Dividend income		121	(121)	c(iv)

Earnings (loss) before income tax	655	(31)	26		650
Current tax expense (recovery)	50	11	(10)	c(vii)	51
Deferred tax expense (recovery)	139	(51)	21	c(vii)	109

Income tax expense	189	(40)	11		160

Earnings for the year	466	9	15		490

Discontinued operations income (loss)		(3)			(3)

Earnings for the year	466	6	15		487

(1)	The financial information in this column has been derived from Pembina and Veresen’s historical financial statements for the year ended December 31, 2016 with certain reclassifications as described in further detail in Note 6.

See the accompanying notes to this Unaudited Pro Forma Condensed Combined Financial Information, which are an integral part of this pro forma financial information.

PEMBINA PIPELINE CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Earnings

For the three months ended March 31, 2017

	Historical		Pro Forma	Note 4	Combined
	Pembina	Veresen(1)	Adjustments	Reference(s)	Pro Forma
(in millions of Cdn dollars)
Revenue	1,485	12			1,497
Cost of sales	1,117	6			1,123
Gain on commodity related financial derivative instruments	13				13

Gross Profit	381	6			387
General and administrative	60	13			73
Other income	(3)				(3)
Project development		16			16

Results from operating activities	324	(23)			301

Net finance costs	30	12	8	c(i), c(ii)	50

Earnings (loss) before equity income and income tax	294	(35)	(8)		251
Equity income		59	30	c(ii), c(iv), c(v), c(vi)	89
Dividend income		30	(30)	c(iv)

Earnings before income tax	294	54	(8)		340
Current tax expense (recovery)	12	3	(2)	c(vii)	13
Deferred tax expense	67	10		c(vii)	77

Income tax expense	79	13	(2)		90

Earnings for the period	215	41	(6)		250

Discontinued operations income		12			12

Earnings for the period	215	53	(6)		262

(1)	The financial information in this column has been derived from Veresen’s historical financial statements for the three months ended March 31, 2017 with certain reclassifications as described in further detail in Note 6.

See the accompanying notes to this Unaudited Pro Forma Condensed Combined Financial Information, which are an integral part of this pro forma financial information.

PEMBINA

NOTES TO UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL INFORMATION

(millions of Cdn dollars, except as otherwise noted)

Note 1 Description of the Arrangement

Veresen and Pembina entered into the Arrangement Agreement on May 1, 2017. Pursuant to the Arrangement Agreement and the accompanying Arrangement, Pembina will acquire all of the issued and outstanding Veresen Common Shares. Pursuant to the Arrangement, Veresen Shareholders will receive (i) 0.4287 Pembina Common Shares or (ii) $18.65 in cash, for each Veresen Share held, subject to pro-rationing based on maximum share consideration of 99,500,000 Pembina common shares and maximum cash consideration of $1,522,500,000. Immediately following completion of the Arrangement, assuming full pro-rationing and the issuance of the maximum number of Pembina Common Shares and maximum cash consideration, former Veresen Common Shareholders are anticipated to own approximately 20% of the combined entity and current holders of Pembina Common Shares are anticipated to own approximately 80% of the combined entity. The Arrangement is currently anticipated to be completed in the second half of 2017, subject to the satisfaction of customary closing conditions, including receipt of the Required Regulatory Approvals, approval by the Court of Queen’s Bench of Alberta and approval by the Veresen Common Shareholders of the Common Shareholder Resolution by at least 66 2/3% of the votes cast by Veresen Common Shareholders, present in person or represented by proxy at the Common Shareholder Meeting. The pro forma information has been prepared using the assumption that full pro-rationing will occur and the maximum number of Pembina Common Shares will be issued and the maximum amount of cash consideration paid pursuant to the Arrangement.

In addition, Veresen will be seeking approval of the Veresen Preferred Shareholders to effect the exchange of the Veresen Preferred Shares for the Pembina Exchange Shares. For such exchange to occur at closing of the Arrangement, the Preferred Shareholder Resolution must be approved by at least 66 2/3% of the votes cast by Veresen Preferred Shareholders, voting as one class, present in person or represented by proxy at the Preferred Shareholder Meeting. Closing of the Arrangement is not conditional on the approval of the Veresen Preferred Shareholder Resolution; however the exchange of Veresen Preferred Shares has been assumed in the pro forma information.

The pro forma financial information described below gives pro forma effect to the Arrangement in accordance with Section 8.4(7) of NI 51-102 by applying pro forma adjustments to Veresen’s and Pembina’s historical consolidated financial statements, which are incorporated by reference into the management information circular in relation to the Common Shareholder Meeting and the Preferred Shareholder Meeting, dated June 5, 2017. The pro forma financial information has been derived from the respective historical consolidated financial statements of Veresen and Pembina, along with certain adjustments and assumptions made to give effect to the Arrangement. Adjustments in accordance with NI 51-102 include only adjustments to conform Veresen’s financial statement amounts to Pembina’s accounting policies and adjustments for those pro forma events that are (a) directly attributable to the Arrangement for which there are firm commitments and (b) for which the complete financial effects are objectively determinable. No adjustments have been made to eliminate non-recurring effects of the Arrangement that are not expected to continue in future periods, or to eliminate discontinued operations or adjust the related assets or liabilities associated with assets held for sale. The pro forma adjustments are based upon available information and certain assumptions that management of Veresen and Pembina each believe are reasonable under the circumstances.

The Arrangement is more particularly described and set forth in the Circular accompanying the pro forma financial information.

Note 2 Basis of Presentation

The pro forma financial information gives pro forma effect to the Arrangement in accordance with Section 8.4(7) of NI 51-102 by applying pro forma adjustments to Veresen’s and Pembina’s historical consolidated financial statements, which are incorporated by reference into the Circular. The pro forma financial information has been derived from the respective historical consolidated financial statements of Veresen and Pembina, along with certain adjustments and assumptions made to give effect to the Arrangement. Adjustments in accordance with NI 51-102 include only adjustments to conform Veresen’s financial statement amounts to Pembina’s accounting policies and adjustments for those pro forma events that are (a) directly attributable to the Arrangement for which there are firm commitments and (b) for which the complete financial effects are objectively determinable. No adjustments have been made to eliminate non-recurring effects of the Arrangement that are not expected to continue in the statement of earnings in future periods, to eliminate discontinued operations and the related assets or liabilities associated with assets held for sale or to recognize adjustments to either parties’ interests in their recognized assets or liabilities due to the outcome of the finalization of their processes to closing. The pro forma adjustments are based upon available information and certain assumptions that management of Veresen and Pembina each believes are reasonable under the circumstances.

The pro forma financial information combines and provides the following:

Historical Information of Veresen and Pembina	Historical Dates and Giving Effect	Resulting Information
Consolidated statements of financial position	As of March 31, 2017	Unaudited pro forma condensed combined statement of financial position, referred to as the pro forma statement of financial position

Consolidated statements of earnings	For the year ended December 31, 2016; and for the three months ended March 31, 2017	Unaudited pro forma condensed combined statements of earnings, referred to as the pro forma statements of earnings. Fair value adjustments to net assets acquired at March 31, 2017 have been applied to an assumed acquisition date of January 1, 2016 for purposes of the pro forma statements of earnings

The pro forma financial information is presented for illustrative purposes only and does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, former acquisitions or disposals, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma condensed combined financial information is presented for informational purpose only and is not necessarily indicative of what Pembina’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated, nor does it purport to project Pembina’s future financial position or results of operations for any future period or as of any future date. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated.

The pro forma financial information should be read in conjunction with Veresen’s historical financial statements and Pembina’s historical financial statements. Veresen’s historical financial statements have been adjusted to reclassify line items to conform to Pembina’s presentation. Additional reclassifications may be necessary on completion of the Arrangement.

The Arrangement has been accounted for in the pro forma financial information using the acquisition method under International Financial Reporting Standard 3—Business Combinations (“IFRS 3”) of the International Accounting Standards Board (“IASB”). Pembina is the acquiring entity for accounting purposes.

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein. See Note 4 for further details.

The Arrangement consideration in the pro forma financial information is based on the closing price of Pembina shares on the TSX on April 28, 2017 the last trading day on which Pembina Shares traded prior to Veresen and Pembina announcing the Arrangement. However, the actual purchase price will be based on the closing price of Pembina shares on the TSX on the date of closing of the Arrangement. Accordingly, the purchase price and the value of identifiable assets acquired, liabilities assumed and goodwill ultimately recorded at the date of closing of the Arrangement could differ materially.

Note 3 Significant Accounting Policies

The accounting policies used in the preparation of the pro forma financial information are those set out in Pembina’s audited consolidated financial statements as at and for the year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”). Veresen’s audited consolidated financial statements as at and for the year ended December 31, 2016 were prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The pro forma financial information has been prepared based on the historical financial statements of Veresen and Pembina. For the purposes of this pro forma financial information, Veresen and Pembina completed a review of potential adjustments needed to conform Veresen’s historical financial statements to Pembina’s and concluded that there were adjustments required to conform Veresen’s financial statements from US GAAP to IFRS (“IFRS adjustments”). Upon completion of the Arrangement, Pembina will perform a further review and comparison of the accounting policies of Veresen and Pembina. From that review, Pembina may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of Pembina.

Certain reclassifications were made to align the presentation of Veresen’s historical financial statements with Pembina’s current presentation, as set out in Note 6. The reclassifications have no impact on the historical statements of income of Veresen and accordingly no impact on the pro forma statements of earnings of Pembina.

Note 4 Pro Forma Adjustments

(a)	Pro Forma Purchase Price and Purchase Price Allocation

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein; however, the fair values of Veresen’s identifiable assets and liabilities to be assumed and the full impact of applying acquisition accounting have not been fully determined. After reflecting the pro forma adjustments made herein, the excess of the purchase consideration over the adjusted book values of Veresen’s net assets has been presented as goodwill. It is expected that following closing of the Arrangement and once detailed valuations and related calculations are completed, a material portion of the amount allocated to goodwill will be attributable to property, plant and equipment, investments in jointly-controlled businesses, intangible assets, other assets and liabilities and related deferred income tax balances. Some property, plant and equipment and intangible assets are expected to be finite-lived and accordingly subject to amortization. The actual amount assigned to the fair values of the identifiable assets and liabilities acquired will result in changes to earnings in periods subsequent to the Arrangement, and those changes could be material.

Details of the Arrangement are as follows:

Maximum Pembina shares to be issued in the Arrangement (millions of shares)	99.5
Pembina closing share price as at April 28, 2017 (dollars)	43.5

Arrangement consideration, pro forma net assets acquired and goodwill:

($millions)
Pembina share consideration	4,328
Pembina cash consideration	1,523
Pembina preferred shares issued to replace Veresen preferred shares	510

Total pro forma Arrangement consideration	6,361

Veresen net assets as at March 31, 2017, per Veresen’s historical financial statements	2,781
Fair value adjustments Increase long-term debt to fair value as at March 31, 2017	37

Fair value of Veresen net assets acquired	2,744
Calculated pro forma Arrangement goodwill	3,617

6,361

(b)	Pro Forma Statement of Financial Position

The pro forma statement of financial position as at March 31, 2017 has been adjusted to give effect to the consummation of the Arrangement and exchange of Veresen preferred shares to Pembina preferred shares with the same terms and conditions, as if it had occurred on March 31, 2017. The following pro forma adjustments and IFRS adjustments were made:

(i)	Certain liabilities have been adjusted to fair values as described in Note 4(a). The pro forma excess of the estimated Arrangement consideration over the fair value of Veresen’s assets and liabilities has been recorded as goodwill.

(ii)	Veresen’s Investments held at cost of $1,804 million as of March 31, 2017 related to the Ruby Pipeline preferred interest have been recorded as Investments in jointly-controlled businesses.

(iii)	Asset retirement obligations (“ARO”) under IFRS have been estimated for Veresen’s property, plant and equipment resulting in an increase of $12 million to both decommissioning provision and property, plant and equipment. An ARO adjustment of $257 million relating to property, plant and equipment owned by entities accounted for as Investments in jointly controlled businesses has resulted in an increase and corresponding decrease to Investments in jointly controlled businesses.

(iv)	Change in control payments of $79 million related to compensation were accrued in Trade payables and accrued liabilities based on estimates by Pembina management. Cash was adjusted for estimated transaction costs of $41 million.

(v)	Adjustment to deferred income tax liabilities consists of the income tax effects related to change in control payments related to executive compensation ($21 million) and transaction costs expected to be incurred by Veresen and Pembina ($11 million).

(vi)	In addition to (i), adjustment to deficit consists of the after income tax effects for compensation and transaction expenses ($88 million).

(c)	Pro Forma Statements of Earnings

The pro forma statements of earnings for the year ended December 31, 2016 and the three months ended March 31, 2017 have been adjusted to give effect to the consummation of the Arrangement as if it had occurred on January 1, 2016. The following pro forma adjustments were made:

(i)	The interest expense on cash drawn on Pembina’s line of credit for payments to Veresen shareholders and change in control payments has been recorded. Net finance costs have been increased by $36 million for the year ended December 31, 2016 and $9 million for the three months ending March 31, 2017.

(ii)	The excess of the fair values of Veresen’s long-term debt over their carrying values were amortized using the effective interest method over the remaining terms of the long-term debt. Decreased finance costs of $9 million and $1 million were recorded for the year ended December 31, 2016 and for the three months ended March 31, 2017, respectively.

The excess of the fair values of the long-term debt held by Veresen’s jointly controlled businesses over the carrying values was amortized using the effective interest method over the remaining terms of the long-term debt. Decreased finance costs of $12 million and $3 million were recorded for the year ended December 31, 2016 and for the three months ended March 31, 2017, respectively as adjustments to equity income.

(iii)	The Ruby pipeline impairment of $103 million for the year ended December 31, 2016 has been reversed as the fair value of the asset at March 31, 2017 has been pushed back to January 1, 2016 for purposes of the pro forma statements.

(iv)	The Ruby pipeline has been accounted for as an equity investment for the purposes of the pro forma statements. The Ruby equity interest consists of 50% voting unit ownership in the Ruby pipeline with preferential rights to dividends and distributions. Equity income of $70 million and $30 million has been recognized for the year ended December 31, 2016 and for the three months ended March 31, 2017, net of depreciation expense incurred of $70 million and $18 million and other expenses in those respective periods. The preferential dividend income of $121 million and $30 million for the year ended December 31, 2016 and three months ended March 31, 2017, respectively has been derecognized.

(v)	Equity income has been adjusted for accretion expense relating to ARO adjustments of $5 million and $1 million recorded for the year ended December 31, 2016 and for the three months ended March 31, 2017, respectively.

(vi)	Equity income has been adjusted for depreciation of property, plant and equipment of $6 million and $2 million recognized for the year ended December 31, 2016 and for the three months ended March 31, 2017, respectively.

(vii)	Enacted or substantively enacted Canadian tax rate of 27% and US rate of 40% was used to determine the income tax effect of the above pro forma adjustments. The enacted or substantively enacted tax rate could be different than the tax rates assumed for the purpose of preparing this pro forma financial information.

Note 5 Earnings per Share Information

Pro forma net earnings per share

	Year Ended December 31, 2016	Three Months Ended March 31, 2017
Basic and diluted net earnings per share (1)
Net earnings attributable to shareholders (millions)	$414	$243
Weighted average shares (millions)	487	497

Net earnings per share (dollars)	$.85	$.49

(1)	Net earnings per share calculations are based on dollar amounts rounded to the nearest million and share amounts rounded to the nearest ten thousand.

Note 6 Reclassification

The following reclassifications were made to Pembina’s historical financial statements:

(a)	Pembina’s Consolidated Statement of Financial Position: Equity accounted investment has been recast on the balance sheet as Investments in jointly-controlled businesses.

(b)	Pembina’s Statements of Earnings: Share of profit from equity accounted investees has been recast as equity income.

The following reclassifications were made to align the presentation of Veresen’s historical financial statements with Pembina’s current presentation. The reclassifications have no impact on the historical net earnings of Veresen.

PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS RECLASSIFICATIONS

For the year ended December 31, 2016

UNAUDITED

	Veresen	Reclassification Amounts	Amount after Reclassification	Reference
(in millions of Cdn dollars)
	2016		2016
Revenue		53	53	1
Equity income	149	(149)		2
Dividend income	121	(121)		3
Operating revenues	53	(53)		1
Operations and maintenance	24	(24)		4
Cost of sales		24	29	4
		5		8
General and administrative	38	(38)		5
Impairment loss	103	(103)		6
Project development	133	(133)		7
Depreciation and amortization	19	(19)		8
Interest and other finance	39	(39)		9
Foreign exchange and other	2	(2)		10

Gross profit (loss)	(31)	55	24
General and administrative		38	52	5
		14		8
Project development		133	133	7

Results from operating activities	(31)	(130)	(161)
Impairment loss		103	103	6
Finance costs		39	37	9
		(2)		10

Earnings (loss) before equity income, dividend income and income tax	(31)	(270)	(301)
Equity income		149	149	2
Dividend income		121	121	3

Earnings (loss) before income tax	(31)		(31)
Current taxes	11		11
Deferred taxes (recovery)	(51)		(51)

Income taxes	(40)		(40)

Earnings for the year ended before discontinued operations	9		9
Discontinued operations loss	(3)		(3)

Earnings for the year	6		6

1	Operating revenues of $53 million to revenue
2	Equity income $149 from gross profit to earnings before income tax
3	Dividend income $121 million from gross profit to earnings before income tax
4	Operation and maintenance $24 million to cost of sales
5	General and administrative $38 million from gross profit to results from operating activities
6	Impairment loss $103 million from gross profit to earnings before finance costs and income tax
7	Project development $133 million from gross profit to results from operating activities
8	Depreciation and amortization of $19 million to general and administrative ($14 million) and cost of sales ($5 million)
9	Interest and other finance $39 million to finance costs
10	Foreign exchange and other income of $2 million to finance costs

PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS RECLASSIFICATIONS

For the three month period ended March 31, 2017

UNAUDITED

	Veresen	Reclassification Amounts	Amount after Reclassification	Reference
(in millions of Cdn dollars)
	2017		2017
Revenue		12	12	1
Equity income	59	(59)		2
Dividend income	30	(30)		3
Operating revenues	12	(12)		1
Operations and maintenance	5	(5)		4
Cost of sales		5	6	4
		1		7
General and administrative	9	(9)		5
Impairment loss
Project development	16	(16)		6
Depreciation and amortization	5	(5)		7
Interest and other finance	12	(12)		8

Gross profit	54	(48)	6
General and administrative		4	13	7
		9		5
Project development		16	16	6

Results from operating activities	54	(77)	(23)
Finance costs		12	12	8

Earnings before equity income, dividend income and income tax	54	(89)	(35)
Equity income		59	59	2
Dividend income		30	30	3

Earnings before income tax	54		54
Current taxes	3		3
Deferred taxes	10		10

Income taxes	13		13

Earnings for the period ended before discontinued operations	41		41
Discontinued operations income	12		12

Earnings for the period	53		53

1	Operating revenues of $12 million to revenue
2	Equity income $59 from gross profit to earnings before income tax
3	Dividend income $30 million from gross profit to earnings before income tax
4	Operation and maintenance $5 million to cost of sales
5	General and administrative $9 million from gross profit to results from operating activities
6	Project development $16 million from gross profit to results from operating activities
7	Depreciation and amortization of $5 million to general and administrative ($4 million) and cost of sales ($1 million)
8	Interest and other finance $12 million to finance costs

PEMBINA PIPELINE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION RECLASSIFICATIONS

As at March 31, 2017

UNAUDITED

	Veresen	Reclassification Amounts	Amount after Reclassification	Reference
(in millions of Cdn dollars)	31-Mar 2017		31-Mar 2017
ASSETS
Current Assets
Cash and cash equivalents	163		163
Accounts receivable and other	29	(29)		1
Trade receivable and other		29	29	1
Distributions receivable	65		65
Assets held for sale	779		779

Total current assets	1,036		1,036
Non-current assets
Property, plant & equipment	315		315
Intangible assets and goodwill		45	45	2
Investments in jointly-controlled businesses	1,535		1,535
Investments held at cost	1,804		1,804
Intangible assets	45	(45)		2
Due from jointly-controlled businesses	3	(3)		3
Other assets	2	(2)		3
Other receivables		5	5	3

TOTAL ASSETS	4,740		4,740

LIABILITIES
Current liabilities
Accounts payable and other	57	(57)		4
Deferred revenue	4	(4)		5
Trade payables and accrued liabilities		57	51	4
		4		5
		(10)		6
Taxes payable		10	10	6
Dividends payable	26		26
Loans and borrowings		4	4	7
Current portion of long-term senior debt	4	(4)		7
Liabilities associated with assets held for sale	173		173

Total current liabilities	264		264
Non-current liabilities
Loans and borrowings		1,425	1,425	8
Long-term senior debt	1,425	(1,425)		8
Deferred tax liabilities	223		223
Other long term liabilities	47	(47)		9
Other liabilities		47	47	9

Total Liabilities	1,959		1,959

EQUITY
Common share capital	3,482		3,482
Preferred share capital	536		536
Deficit	(1,527)		(1,527)
Additional paid-in capital	28		28
Accumulated other comprehensive income	262		262

Total Equity	2,781		2,781

TOTAL LIABILITIES & EQUITY	4,740		4,740

1	Accounts receivable of $29 million to trade receivable and other
2	Intangible assets of $45 million to intangible assets and goodwill
3	Due from jointly-controlled businesses ($3 million) and other assets ($2 million) to other receivables
4.	Accounts payable and other of $57 million to trade payable and other
5	Deferred revenue of $4 million to trade payable and other
6	Taxes payable of $10 million from accounts payable and other
7	Current portion of long term senior debt of $4 million to loans and borrowings (current portion)
8	Long term senior debt of $1,425 million to loans and borrowings
9	Other long term liabilities of $47 million to other liabilities